UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AIT Therapeutics, Inc.

File No. 333-207220 and File No. 000-55759
CF#34659

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       AIT Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.9 to a Form 8-K filed on January 20, 2017 and refiled as Exhibit 10.11 to a Form 8-K/A filed on March 15, 2017.

       Based on representations by AIT Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.9 to Form 8-K filed January 20, 2017   through January 13, 2027
       Exhibit 10.11 to Form 8-K/A filed March 15, 2017 through January 13, 2027

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       Brent J. Fields
                       Secretary